

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Ruilin Xu
Chief Executive Officer
Top KingWin Ltd
Room 1304, Building No. 25, Tian'an Headquarters Center, No. 555
North Panyu Avenue, Donghuan Street
Panyu District, Guangzhou, Guangdong Province, PRC 511400

Re: Top KingWin Ltd
Draft Registration Statement on Form F-1
Filed August 26, 2022
File No. 377-06332

Dear Mr. Xu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form F-1 filed August 26, 2022

Cover page

1. We note your disclosure that "[you] are not a PRC-based operating company but a Cayman Islands holding company with operations conducted by our subsidiary based in the PRC." Please revise to state that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. We note your disclosure addressing how recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

4. We note your disclosure that "[t]o the extent any funds or assets in the business is in the PRC or a PRC subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC, due to the controls imposed by PRC governments which may limit [y]our ability to transfer funds, pay dividends or make distribution to KingWin." Please revise to include Hong Kong and your Hong Kong subsidiary in this discussion. Provide the revised disclosure here and in the summary risk factors and risk factors sections.

Prospectus Summary, page 1

5. We note your disclosure on page 10 about risks related to doing business in China. Please revise to describe the significant liquidity and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. Additionally, please expand your disclosure to briefly discuss the "[u]ncertainties with respect to the PRC legal system" which you state could have a material adverse effect, including risks and uncertainties regarding the enforcement of laws.

6. We note your disclosure on page 6 - 7 regarding restrictions on you and your subsidiary's ability to distribute earnings. Please expand your disclosure to discuss whether there are limitations on your ability to transfer cash between you or your subsidiaries. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

7. We note your disclosure on page 12 that "[w]e were advised by our PRC counsel that under existing PRC laws Tiancheng Jinhui is not required to obtain regulatory approval for this offering of our Class A Ordinary Shares to foreign investors from the PRC authorities, or to pass cybersecurity review of the CAC." Please revise to state the name of the PRC counsel by whom you were advised. In addition, expand your disclosure to state whether you or your subsidiaries are covered by permissions requirements from the

China Securities Regulatory Commission (CSRC) and state affirmatively whether you and your subsidiaries have received all requisite permissions or approvals and whether any permissions or approvals have been denied, as you do on page 4.

Approvals from PRC Authorities..., page 3

8. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Corporate History and Holding Company Structure, page 3

9. Please revise to describe any contracts or arrangements between the offshore and onshore companies, including those that affect the manner in which you operate, impact your economic rights, or impact your ability to control your subsidiaries.

Dividend Distributions..., page 6

10. You state here that cash proceeds raised from overseas financing activities, including the cash proceeds from this offering, *may* be transferred by us to KingWin BVI, and then transferred to KingWin HK, and then transferred to Tiancheng Jinhui as capital contribution. However, your use of proceeds discussion suggests that the proceeds of this offering *will* be transferred as you discuss here. Please revise to state as much or tell us why you believe there is uncertainty.

Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there..., page 35

11. We note your disclosure about issued Opinions made public on July 6, 2021 and that "[t]he Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies." Please expand to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

12. Please revise to disclose that, if these regulations change or are interpreted differently in the future such that they result in your inability to assert control over the assets of your PRC subsidiaries that conduct all or substantially all of your operations, the securities you are registering may decline in value or become worthless.

Recent greater oversight by the CAC over data security..., page 38

13. We note your disclosure that you "believe that [y]our proposed listing in the U.S. will not be affected by the Cybersecurity Review Measures, Data Security Management Regulations Draft or the Measures, and [y]our PRC operations will not be subject to cybersecurity review or network data security review by the CAC for this offering, because [y]our business does not rely on the collection of user data or implicate cybersecurity and [you] do not possess more than one million users' individual

information." Please expand to disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements..., page 45

14. Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Discuss the HFCAA and related risks in a separately titled risk factor, and update the disclosure that appears under the risk entitled "Recent joint statement by the SEC and the PCAOB..." on page 52.

Use of Proceeds, page 60

15. To provide additional context, please quantify how much of your net offering proceeds would likely be available for investment in your PRC operations by quantifying the current statutory limits on your ability to loan or make capital contributions to your PRC subsidiary. Also disclose, if true, that you expect the IPO proceeds to be used in China in the form of RMB and that you will need to convert any capital contributions or loans from U.S. dollars to RMB. Lastly, discuss how long it would take and how likely it would be that you would receive the necessary approvals to use the proceeds for the intended purposes.

Impact of the COVID-19 pandemic on our business and operations, page 65

16. We note your disclosure that "the COVID-19 pandemic continued to affect the Company's business performance in 2020 and 2021," including that it impeded your ability to contact existing and new clients. Please expand your disclosures to quantify this impact on your revenue or results of operations between the years ended 2020 and 2021.

Management's Discussion and Analysis of Financial Condition and Results of Operations Ability to acquire clients effectively, page 65

17. Please describe the "efforts in sales and marketing, especially on client acquisition and retention, and general marketing" which you state were made.

Results of Operations, page 66

18. Please expand your discussion about the increase in the revenue generated from your advisory and transaction services, corporate business training services and corporate consulting services from 2020 to 2021. In this regard, explain which factors contributed to the increase in the number of clients from 8 in 2020 to 26 in 2021 for your advisory and transaction services, and from 9 in 2020 to 32 in 2021 for your corporate consulting services. Additionally, describe the "efforts on development" and "attention to retaining

existing clients and developing new clients" for your corporate business training services.

Investing Activities, page 70

19. Please expand your disclosure regarding your net cash used in investing activities during fiscal year 2021. For example, provide more information regarding the reason for the loan to the shareholder. In this regard, we note your disclosure that the principal was fully repaid as of December 31, 2021. File as an exhibit any existing agreements between you and the related party.

Liquidity and Capital Resources, page 70

20. Please expand your disclosure to quantify any material commitments for capital expenditures as of and subsequent to December 31, 2021, indicating the general purpose of such requirements and the anticipated sources of funds needed to satisfy such requirements. Also, we note your disclosure on page 65 that you intend to dedicate significant resources to your sales and marketing efforts and constantly seek to improve the effectiveness of these efforts to grow your revenues and you mention your intended growth strategies on page 2. Revise to discuss how you intend to finance these initiatives. Refer to Part I, Item 5.B.3 and Item 5.D. of Form 20-F.

Our Services
Key Values and Drivers of Our Business, page 78

21. Please expand your disclosure that you have "centered [y]our business model on forming long-standing relationships with entrepreneurs and providing products/services that suit their needs in various growth stages of their businesses." Discuss the products you provide and to the extent that this materially impacts your financial results. Please revise disclosure referencing the offering of products throughout this prospectus, as appropriate.

Corporate Governance, page 111

22. We note your indication that you intend to voluntarily follow most Nasdaq corporate governance rules. Revise to clarify those that you intend to voluntarily follow and those you do not, so that it is clear to what extent you intend to take advantage of the "foreign private issuer" and "controlled company" exceptions available to you.

General

23. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services